Exhibit 99.2

Subject: To announce the differences for the second quarter of 2013 financial statements between Taiwan-IFRSs and IFRSs

To which item it meets: Article 2 paragraph 47

Statement:	1.	Date of occurrence of the event: 2013/08/13

	2.	Reasons of occurrence of the event: To announce the differences for the second quarter of 2013 financial statements between International Financial Reporting Standards as adopted by ROC (“Taiwan-IFRSs’) and International Financial Reporting Standards as issued by the IASB (“IFRSs”)

	3.	Contents of differences due to the adaptation of accounting principles in two locations:

(1) Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and Subsidiaries (or the “Company”) reported consolidated net income of NT$10,886,529 thousand and NT$20,500,629 thousand, basic earnings per share of NT$1.37 and NT$2.56 for the second quarter of 2013 and the first half year of 2013, respectively; total assets of NT$454,037,565 thousand, total liabilities of NT$108,748,597 thousand, and total stockholders’ equity of NT$345,288,968 thousand as of June 30, 2013.

(2) Under IFRSs, the Company reported consolidated net income of NT$13,745,872 thousand and NT$22,466,750 thousand, basic earnings per share of NT$1.73 and NT$2.80 for the second quarter of 2013 and the first half year of 2013, respectively; total assets of NT$454,005,408 thousand, total liabilities of NT$110,598,541 thousand, and total stockholders’ equity of NT$343,406,867 thousand as of June 30, 2013.

	(3)	The differences in consolidated net income between Taiwan-IFRSs and IFRSs followed by the Company mainly come from the provision for 10% undistributed retained earning tax. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of that day. Under IFRSs, revenue from connection fees and prepaid cards is deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. The amount of reclassification from additional paid-in capital to unappropriated earnings was $21,285,150 thousand. This reclassification did not affect total stockholders’ equity.

4.	Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with Taiwan-IFRSs.